Exhibit 99.1

SharpLink Gaming Announces Pricing of $10 Million

Registered Direct Offering

MINNEAPOLIS – (GLOBE NEWSWIRE) – November 17, 2021 – SharpLink Gaming Ltd. (Nasdaq:SBET) (“SharpLink” or the “Company”), a pioneer of game-changing technological solutions and experienced-based services for the U.S. online sports betting industry, today announced it has entered into a securities purchase agreement with an institutional investment firm (the “Investor”), which is an existing SharpLink shareholder. Pursuant to the agreement, the Investor is purchasing 1,413,075 of the Company’s ordinary shares at a purchase price of $3.75 per share and pre-funded a warrant to purchase up to 1,253,592 ordinary shares at a funding amount of $3.74 per share and an exercise price of $0.01 per share, for gross proceeds of $10 million.

SharpLink expects the net proceeds from the offering to be approximately $9.9 million after deducting approximately $100,000 in offering expenses. The Company expects to use the net proceeds for supporting its technology and business development initiatives, as well as for general working capital purposes. The offering is expected to close on or about November 19, 2021, subject to the satisfaction of customary closing conditions.

Rob Phythian, Chief Executive Officer of SharpLink, stated, “This offering will materially strengthen our cash position and provide us with enhanced liquidity to pursue many compelling growth opportunities currently in focus. We are deeply appreciative of this investor’s confidence in our Company’s promising future growth potential and in our leadership team’s ability to successfully execute on our vision and business-building strategies.”

In a concurrent private placement, the Investor will purchase a warrant to purchase an additional 2,666,667 shares at an exercise price of $4.50 per share, which, if exercised, will result in gross proceeds to the Company of $12.15 million. The additional warrants will be exercisable beginning six-months after closing and ending on the fourth anniversary of closing.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A registration statement relating to the shares and prefunded warrants File Number 333-237989) has been declared effective by the Securities and Exchange Commission. A prospectus supplement relating to the shares and prefunded warrants will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov. For more detailed information relating to this transaction, please refer to the related Form 6-K to be filed with the U.S. Securities and Exchange Commission. The warrants issued in the concurrent private placement and ordinary shares underlying the warrants are being offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the ordinary shares underlying the warrants, have not been registered under the Act, or applicable state securities laws. Accordingly, the warrants and underlying ordinary shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

About SharpLink Gaming Ltd.

Founded in 2019 and based in Minneapolis, Minnesota, SharpLink is a leading online technology company that connects sports fans, leagues and sports websites to relevant and timely sports betting content. SharpLink uses proprietary, intelligent, online conversion technology to convert sports fans into sports bettors for licensed, online sportsbook operators. SharpLink’s intelligent C4 Sports Betting Conversion Platform delivers and determines the best sportsbook betting offers and experience for each identified user. Using sophisticated, AI-enabled behavioral modeling and tracking technologies, and by analyzing user’s past and present behaviors, we serve sports fans with personalized betting offers specifically tied to each fan’s favorite sports, teams and players. Additionally, SharpLink specializes in helping sports media companies develop strategies, products and innovative solutions to drive deep customer engagement with highly interactive sports games and mobile applications. SharpLink is run by industry veterans with several successful exits in the sports gaming sector. For more information, please visit the SharpLink website at www.sharplink.com.

Forward-Looking Statements

This release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the anticipated timing of closing the sale of the securities described in this press release, the anticipated use of the net proceeds resulting from this offering, the expected growth in the online betting industry, the Company’s ability to grow its business, the potential benefits of the Company’s products, services and technologies and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, government regulation of online betting, customer acceptance of new products and services, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries in which we operate on our operations, the demand for our products and our customers’ economic condition, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of the Company and its competitors, general economic conditions and other risk factors detailed in the Company’s annual report and other filings with the United States Securities and Exchange Commission. The Company does not undertake any responsibility to update the forward-looking statements in this release.

CONTACT INFORMATION:

SHARPLINK INVESTOR RELATIONS:

SharpLink Gaming Ltd.
Dodi Handy, Director of Communications
Phone: 407-960-4636
Email: ir@sharplink.com

SHARPLINK MEDIA RELATIONS:

Hot Paper Lantern
Michael Adorno, Vice President, Communications
Phone: 212-931-6143
Email: madorno@hotpaperlantern.com